Mail Stop 3561

July 10, 2007

Via U.S. Mail and Facsimile

Joseph E. Royce
President and Chief Executive Officer
TBS International Limited
Commerce Building
Chancery Lane
Hamilton HM 12, Bermuda

RE:     TBS International Limited
        Form 10-K for the fiscal year ended December 31, 2006

        **File No. 000-51368**

Dear Mr. Royce:

        We have completed our review of your Form 10-K and related filings and
do not, at this time, have any further comments.

                                        Sincerely,

                                        Linda Cvrkel
                                        Branch Chief

Via facsimile: Ferdinand V. Lepere, Chief Financial Officer
               (914) 793-2714